Exhibit 99.1

ReneSola Provides Update to Shareholding Information

JIASHAN, China, July 13, 2010 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers and producer of solar power products based in China, today announced that it has been notified of the transfer of shares in the Company by Ruixin Holdings Ltd (“Ruixin”) and Yuncai Holdings Ltd (“Yuncai”). Ruixin and Yuncai are wholly owned by Mr. Xianshou Li, the Chief Executive Officer of ReneSola, and Mr. Yuncai Wu, a director of ReneSola, respectively.

Ruixin and Yuncai have transferred their entire aggregate holding of 56,749,909 shares to the following four companies for nil consideration. Each of the four companies is incorporated in the British Virgin Islands.

Name of company	No. of shares	% of issued share capital

Champion Era Enterprises Limited (“Champion”)	23,266,229	13.47
Assets Train Limited (“Assets”)	13,053,614	7.56
Dynasty Time Limited (“Dynasty”)	10,215,871	5.91
Buoyant Wise Limited (“Buoyant”)	10,214,195	5.91

Total	56,749,909	32.86

Champion is wholly owned by Xianshou Li, Assets is wholly owned by Zhengmin Lian, Dynasty is wholly owned by Xiangjun Dong, and Buoyant is wholly owned by Yuncai Wu. Mr. Lian and Mr. Dong are both directors of Zhejiang Yuhui Solar Energy Source Co., Ltd, ReneSola’s principal operating company. Prior to the transfer, Ruixin legally held 13,053,614 shares beneficially owned by Mr. Lian pursuant to a trust agreement. Ruixin also legally held 1,135,096 shares and Yuncai legally held 9,080,775 shares beneficially owned by Mr. Dong pursuant to a trust agreement.

In addition, Dynasty has entered into irrevocable voting agreements in respect of 1,135,096 shares with Mr. Li and the remainder of its holding of 9,080,775 shares with Mr. Wu. Assets has also entered into an irrevocable voting agreement in respect of its entire holding of 13,053,614 shares with Mr. Li. The resultant voting rights of Mr. Li and Mr. Wu remain unchanged from before the transfer of shares and therefore are as follows:

Voting rights

Xianshou Li	37,454,939
Yuncai Wu	19,294,970

Total	56,749,909

Issue of Equity

ReneSola also announces that the Company has issued 118,000 shares pursuant to the exercise of share options by various employees of ReneSola under the terms of the Company’s share option scheme. All the options were exercised at a price of US$2.565 per share (US$5.13 per American depositary share). Admission of the new shares to trading on AIM is expected to occur on 16 July 2010.

Following the issue of the new shares there are 172,742,912 shares in issue.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and OEM services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

For investor and media inquiries, please contact:

In China:

Ms. Feng Qi
ReneSola Ltd
Tel:	+86-573-8477-3903
Email:	feng.qi@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Westhouse Securities Limited, London
Tel:	+44-20-7601-6100
Email:	tim.feather@westhousesecurities.com
richard.baty@westhousesecurities.com